SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 6 July 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated June 30, 2009
99.2	Blocklisting Interim Review dated July 1, 2009
99.3	Holding(s) in Company dated July 2, 2009

Exhibit No. 1

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 30 June 2009, InterContinental Hotels Group PLC's issued share capital consists of 285,921,196 ordinary shares of 13 29/47 pence each with voting rights. The Company does not hold any shares in Treasury. Therefore the total number of ordinary shares in the Company with voting rights is 285,921,196.

The above figure, 285,921,196 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Catherine Springett

Deputy Company Secretary
30 June 2009

Exhibit No. 2

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an  ris .

Date: 1 July 2009

Name of applicant:		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Executive Share Option Plan
Period of return:	From:	1 January 2009	To:	30 June 2009
Balance of unallotted securities under scheme(s) from previous return:		2,907,976
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		369,003
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,538,973

Name of contact:	Catherine Springett
Telephone number of contact:	01895 512242

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and  provided to an  ris .

Date: 3 July 2009

Name of applicant:		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Sharesave Plan
Period of return:	From:	1 January 2009	To:	30 June 2009
Balance of unallotted securities under scheme(s) from previous return:		1,299,652
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,299,652
Name of contact:		Catherine Springett
Telephone number of contact:		01895 512242

Exhibit No. 3

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:			INTERCONTINENTAL HOTELS GROUP PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights							YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:			MORGAN STANLEY INVESTMENT MANAGEMENT LIMITED (MSIM)
4. Full name of shareholder(s) (if different from 3.):			VARIOUS CLIENTS FOR WHICH MSIM HAS VOTING AUTHORITY
5. Date of the transaction and date on which the threshold is crossed or reached:			01.07.09
6. Date on which issuer notified:			02.07.09
7. Threshold(s) that is/are crossed or reached:			BELOW 5%
8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number o f Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY SHARES GB00B1WQCS47	14,331,626	14,331,626	BELOW 5%		BELOW 5%		BELOW 5%
B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date		Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is. exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/Conversion period		Number of voting rights instrument refers to	% of voting rights
						Nominal	Delta

Total (A+B+C)
Number of voting rights				Percentage of voting rights
BELOW 5%				BELOW 5%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:
14. Contact name:				CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:				01895 512242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	6 July 2009